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PopCultivator Comics

Own a new comic book content library launched by a team with over $150M in sales

POPCULTIVATOR.COM CHICAGO ILLINOIS


DRAFTED:
Final Street
LORD OF GORE



We're a team of creators and company founders who have collectively sold over $150 Million in comic pop culture products. Creating and pop culture are our lives, and we've been fortunate enough to make it into our livelihoods as well. Now we want to include that in the crowdfunding model, bringing together others who share that same passion.

Josh Blaylock Chief Creative Officer @ PopCultivator Comics

Why you may want to support us...

1. Comic Books continue to break sales records and dominate all forms of global entertainment.
2. Comics are the ultimate launch point for multimedia "properties". Now $8 Billion and growing.
3. Our team has secured over 100 licenses and driven over $150 Million in comics and merchandise sales.
4. Over 80 years of combined experience developing and publishing comic pop culture properties.
5. Expertise in comics, toys, film, TV, licensing - GI Joe, Transformers, TMNT, Muppets & many, more

Why investors ❤ us

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Josh Blaylock

Chief Creative Officer

Blaylock helped start the '80s retro pop culture craze 20 years ago (w/apparel & G.I. Joe comics), and forever changed the field. $50 Million in comics sales later, he continues to create original properties from sci-fi and fantasy to satire.



Michael Horn

Chief Business Development Officer

Having produced over $100 Million worth of pop culture merchandise, Mike has successfully built and exited several companies in his 25+ year career. He's a respected expert in fan engagement and is 2017 inductee to the Pop Culture Hall of Fame.



Stuart Bernstein

Chief Operating Officer

A highly accomplished entrepreneur with over 20 years in consumer goods and professional services sectors. His areas of expertise include finance and operations, strategic planning and sales and marketing strategy.



Jose Garibaldi

Director of All Ages Content

Top Illustrator and concept designer in animation & comics. Colorist for Dav Pilkey's Captain Underpants & Dogman (nearly 100 million copies sold). Designer & development artist for Netflix/Dreamworks: TMNT, Lego Movie, Captain Underpants.



Kit Caoagas

Director Talent Management / Contributing Editor

An expert in comic book publishing & distribution logistics, Kit has risen to be a key figure in several comic book companies, with eight years experience also including Event Management and Crowdfunding execution.



Alma Silva

Director of Events, Investor Community Management

Expert in event programming, operations, and corporate retail with a ten year history in the comic book industry.



Shawn DePasquale

Dir. of Entertainment Development / Story Editor

Story editor for NYT best-seller, Writer & Editor published by Image Comics, Arcana Studios, Oni Press, Devil's Due Comics and more- Former CCO and EIC comedy publication BunnyEars.com.



Debbie Davis

VP of Accounting / Controller

Debbie has worked in comics for 15 years, as well as for tech-startups & major corporations, managing accounting, bookkeeping, office admin, payroll, purchasing, & more. Clients include Devil's Due Comics, Boom! Studios, ClayCo & Knnected.

PopCultivator brings together a super task force of professional comic book creatives, a corporate team, and a crowd of true comic fans to form a new kind of studio.


ENCODED
BARACK
THE BARBARIAN
NO F**KS
LEFT TO GIVE
plume
the omnibus


IGLOO BARBECUE
GALAXYS FOR HIRE
Little Girl
MERCY SPARX
THE BITCOIN COMIC HANDBOOK

We're launching a new content creation company in the $8 billion comic book & fandom industry, comprised of a team of veteran pros & entrepreneurs in the field. We're building our first wave of comics, ranging from kid-friendly to adult action, and are offering investors and fans an opportunity to be part of it.

The industry is thriving despite the pandemic as consumer demand for content to pass the time continues to grow.

By investing, you will own a piece of the entire library, a percentage of net revenues generated by our content, and receive a number of perks in the process. That means a piece of the comics, a piece of the collectibles, and a piece of the film, TV and streaming revenue. Crowdfunding is more than a tool to raise capital; it's also a way to build a community of people who understand this world we're playing in, with a mutual desire to see the books succeed.



a gateway to all entertainment

Comic books aren't content simply existing on the printed page. From traditional print to film, TV, games and toys - comics find their way into other media. It has proven time and time again to be the **most effective, cost friendly** way to develop brand new worlds before mainstream public release.

THE PERFECT MEDIUM

Everyone knows how popular the DC and Marvel universe films are, from *Aquaman* and *Wonder Woman* to the *Avengers*, but many don't know several of these other successful series also came from comics:


TV/Film Based on Comic Books
THE OLD GUARD
THE UMBRELLA ACADEMY
THE BOYS
ATOMIC BLONDE
STUMPTOWN
LUCIFER
RIVERDALE
SABRINA
LOCKE & KEY
EXTRACTION
SCOTT PILGRIM VS. THE WORLD
VAN HELSING
HAPPY!
THE WALKING DEAD
PREACHER
WYNONNA EARP
iZOMBIE
2GUNS

NOTEWORTHY STATS

- Comic book films now account for over **$3 Billion** in annual box office sales, and hundreds of millions in television and streaming revenue.

- Prior to Covid-19, over 100 pop culture festivals were hosted annually, the largest of which -- San Diego's Comic-Con boasts over 130,000 attendees and approximately **$1.2 Billion** in regional impact. Eventbrite says pop culture events generate $600 Million in ticket sales (right behind music).

- In 2019, comic and graphic novel publishing surpassed **$1 Billion**.

- These numbers exclude related collectible merchandise, statues, toys, apparel, etc. for which we estimate a few hundred million more in revenue.

- All of the above categories are **growing.**

Audiences now demand more **variety** in content, and **diversity** in characters than ever before. **Women are buying comics** in record numbers. **Youth and teen comics readership is rising** in double digits each year. Adults have elevated graphic novels to equal the status of novels and film. And this might come as a shock, but traditional **superhero titles now account for less than half of comics sold**! Only 10% in traditional book stores.

MEET THE TEAM

Our team is made of equal parts artist, entrepreneur and misfit. We're known for our combined 100 years of comic experience and for shaking up the way things are done. We've ridden the highs, survived the lows, been there and done that and are at the top of our game. We know how to build success and better yet, how to keep it going.


JOSH BLAYLOCK
President & Chief Creative Officer

Josh Blaylock has been a pop culture influencer for over 20 years, and is the driving force behind Devil's Due Comics. A creator himself, he has personally written or drawn nearly 100 published comic books that have sold millions of copies. With a creative experience unlike most publishing executives, Blaylock specializes in a comprehensive approach that blends traditional store distribution with modern crowd funding and digital platforms.

Among his many accolades are the creation of the supernatural cult favorite *Mercy Sparx* and bringing G.I. Joe back from the dead in 2001 with his writing and development of a new hit comic book series. He is also the author of the acclaimed *How to Self-Publish Comics: Not Just Create Them*, recently made required reading for comic art students at the Savannah College of Art and Design.

Licensing and production partners in Josh's portfolio have included Hasbro, 20th Century Fox, Universal Studios, Paramount Pictures, Lorenzo DiBonaventura, Michael DeLuca, Milo Ventimiglia, Murs, and more.


SOUTH PARK
MIKE HORN
Chief Business Development Officer
Co-Founder

Mike Horn:
Mike is an entrepreneur and Executive with 25 years experience in product development, having produced in excess of $100M worth of licensed merchandise. He has established partnerships with **NFL, Star Wars, Lucasfilm,** ReedPop and many others, and has successfully grown and exited two companies. His expertise includes licensing partnerships, including international manufacturing for consumer products, ranging from electronics to pop culture collectibles to video games.

He was the founder of late 90's/early 2000's collectibles powerhouse Palisades Toys, which pioneered high end collectible action figures, statues, prop replicas, and other products for dozens of licensed properties. These ranged from **Jim Henson's Muppets** to **Alien and Predator** to GI Joe and Transformers to South Park and Aqua Teen Hunger Force, and many, many more. In 25+ years in the business, he has shepherded hundreds of products and generated more than $100M worth of sales.

Horn was the first to produce and market comic-con event exclusive merchandise, through San Diego Comic-Con, a tactic that would quickly become standard industry practice, and is an inductee in the Pop Culture Hall of Fame.


INTERNET HOUSE PARTY
DOG MAN
BRAWL of the WILD
JOSE GARIBALDI
DIRECTOR OF ALL AGES CONTENT - CREATOR

Kids and young adult comics now account for over 40% of all comic book sales, largely due to the influence of titles artist **Jose Garibaldi** is directly involved in. He is a veteran illustrator and designer, coloring Dav Pilkey's *Captain Underpants* and *Dogman* (100 million copies sold) and currently working in animation on major network television series' and films.

He was a visual development artist on Netflix's *Captain Underpants* animated series, designed characters for Nickelodeon's (2012-2017) *Teenage Mutant Ninja Turtle's* series *TMNT* (Casey Jones, Baxter Stockman, Ice Cream Kitty), and *The Lego Movie 2* (Unikitty). In comics he has worked alongside the likes of artist and director Rob Schrab *(SCUD, Community, The Mindy Project, Workaholics)* and Paul Dini (*Batman the Animated Series*), and was a regular contributor to *MAD Magazine*.

Jose is now bringing his expertise to PopCultivator, along with a new kid-friendly comic book project - **RUBY DIY** - in 2021. He will serve as our lead curator for all-ages comics and comics-to-animation content.



COVER A
COVER B
CHRISTOPHER PLUMMER
ALEXA VEGA
BILL PAXTON
PIXIES
Pixies
The BunnyEars Podcast with Macaulay Culkin
SHAWN DEPASQUALE
DIRECTOR OF DEVELOPMENT / LEAD STORY EDITOR

Shawn DePasquale Has several years of TV production experience working for Sony TV, WB TV, NBC, FX and more. He has worked as a story editor for NYT best-selling author Charles Soule for several years and is himself, an accomplished writer.

His comic book industry resume includes work for Devil's Due Comics, Image Comics, Arcana Studios, Oni Press, and more. He was the Chief Creative Officer and EIC for Macaulay Culkin's BunnyEars.com where he drove 100k unique visitors a month. He has written and sold two screenplays (the animated film *Pixies,* and an untitled project for actor/producer Seth Green).



Aquarius
Pisces
Aries
TOO COOL for SCOTLE
KIT CAOAGAS
DIRECTOR OF TALENT MANAGEMENT / CONTRIBUTING EDITOR

Kit Caoagas is a veteran in comic book publishing, ranging from Assistant Publisher to crowdfunding management. She oversees daily publishing functions and admin for publishers including Devil's Due Comics, Ahoy! Comics, and 1First Comics Publishing.

Part of her expertise includes scheduling new titles and solicitation to distributor catalogs and digital retailers. She oversees comic convention appearances, crowdfunding campaigns, and shipping and receiving. She has also contributed on a creative level, illustrating comic book shorts, copywriting and providing graphic design for promotional campaigns and materials, most notably with Kickstarter.

After graduating from Columbia College in Chicago and cutting her teeth as an intern for Devil's Due Comics, Kit quickly established herself as a vital resource in operations. Now, eight years later, she is maintaining Pop Cultivator relationships with publishers and merchandising partners, and supporting PR and Marketing initiatives.


X-MEN
PRELUDE TO
ONSLAUGHT
SNAKE EYES
DECLASSIFIED
mark powers
EDITORIAL CONSULTANT / AUTHOR

Mark Powers began his comic book career at Marvel Comics, where throughout the 1990s, he served as a lead editor of the entire family of *X-Men* comics. He joined Devil's Due Comics as Senior Editor in the early '00s, overseeing several major licensed brands and driving in excess of $4 Million in annual comic book retail.

Powers evolved into a critically acclaimed writer, with credits including sci-fi drama *Rest,* in partnership with actor Milo Ventimiglia's (*This is Us, Heroes*) DiVide Pictures, several issues of *G.I. Joe*, and became novelist Jim Butcher's and Dynamite Entertainment's go-to comic book adapter for *The Dresden Files*. He created the cult hit alien invasion sci-fi title *Drafted* which is currently in development for film with Anonymous Content management.

Mark returns to an editorial and consulting role with PopCultivator, and is currently developing a new original sci-fi property with the team.


RUN
DMC
alma silva
DIRECTOR – EVENTS, INVESTOR COMMUNITY MANAGEMENT

Alma Silva has an extensive background in event programming and operations, including a ten year history in the comic book industry. She brings her experience to PopCultivator to oversee engagement with our community of crowd-investors and to develop exciting experiential marketing opportunities in our pop culture sphere.

Highlights in the past include managing Devil's Due Comics' convention presence at events totaling over a quarter of a million attendees, including San Diego Comic-Con, Phoenix Fan Fest, and ReedPop's C2E2 in Chicago, among others.

With her Bachelor of Media Arts degree from Illinois Institute of Art, Silva entered the world of comic books as an intern, quickly moving up to an executive assitant. She had a brief transition to visual merchandising with Forever 21, testing customer flow in retail stores, before landing on events. Since then, she has been the Celebrity Guest Relations and Floor Manager for Fantasia-Con, Indio Ca. She ran Guest Relations and VIP event experience planning for Chicago-based international tech conference Voice of Blockchain, oversaw programming and logistics for the Andy Ruiz, JR Hometown VIP Party for the heavyweight boxing champion, for the Imperial Chamber of Commerce (California), and several fandom and live music performances.


STUART BERNSTEIN
CHIEF OPERATING OFFICER

Stuart Bernstein, is the latest addition the team. With over 20 years in commercial strategy, operations and finance, Stuart has joined us from solve for (x), llc where his consultancy advises startups on capital raises, scale and process improvement initiatives. Stuart will balance his lifetime ambition of being Batman with finance and operating strategy for the company, ensuring we build sustainable processes to maximize shareholder value.


DeBBie DaVis
VP of ACCOUNTING / CONTROLLER

Debbie Davis, our Senior Accountant and Controller, is an expert in finance in the world of comic book publishing and related pop culture businesses. She has overseen the finances of PopCultivator's family of affiliated companies for several years and is excited for our new endeavor.

****

Our comic creative teams consists of other part-time, regular contractors, as well as a rotating cast of creative talent, which provide the content for our comic books. These writers, artists, colorists and letterers are a combination of work-for-hire contractors and special signed talent whose properties we license.

PUBLISHERS OUR TEAM AND CREATORS HAVE WORKED WITH:


MAD
SCHOLASTIC
BOOM! STUDIOS
MARVEL
TOP COW PRODUCTIONS, INC.
DC
DARK HORSE COMICS
IDW PUBLISHING
ONI PRESS
image
DEVIL'S DUE COMICS
NATIONAL GEOGRAPHIC

AFFILIATED PROPERTIES

The following is a collection of original "phase one" comic book properties lined up to become a part of the PopCultivator family. Specifics will be determined by exactly how much is raised.


AIDEN DENNINGS
CLAUGH
RUBY DIAZ
CHRIS QUANFUDANT
TIA ROSA
RUBY D.I.Y.


LIBRARIAN
O'HARE
LESTER ELIAS SWAIN (L.E.S.)
YVONNE SWAIN
VICTOR SWAIN
BOOKER
LOUIE BLEAU
GNIOCCI FEDUCCINI
LARRY CEBOLLA
ANNA CEBOLLA
HISTORY AS WRITTEN BY VICTOR


Revenge is like a Plume of Black Smoke.
Watch later
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plume
klynnSMITH
plume
Plume #1 Celebratory Reprinting
plume
OMNIBUS
klynnSMITH


Devil's Due Comics
The ENCODED
!
Blaylock
Powers
Morales
Art Subject to Change


Devil's Due Comics
The ENCODED
Blaylock
Powers
Morales
Art Subject to Change


SAMURAI
IN A HOODIE
36 CHAMBERS
ISSUE 2
EXECUTIVE PRODUCED BY
RZA
CREATED BY
PARENTAL ADVISORY EXPLICIT CONTENT


CHICAGO SUN·TIMES

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SAMURAI
IN A HOODIE
36 CHAMBERS
ISSUE 1
EXECUTIVE PRODUCED BY
RZA
CREATED BY
PARENTAL ADVISORY EXPLICIT CONTENT


MONGREL
MONGREL
MONGREL
3
STORYTELLERS:
TREY WALKER & HOYT SILVA


Ninja Town
micro plush
series 2
Life in Ninjatown
WOAH! Sweet 'Do! Dude!
Thanks! heehee
hahaha hahaha!!
POOF
OK, Quiet! Someone else is coming!
Wow! Impressive Afro!!
hahaha!
POOF
More at ninjatown.com
©2012 Shawnimals


Pat SHAND • Olivia PELAEZ
Fran GAMBOA • Jim CAMPBELL
Little Girl
"IF YOUR BRAND OF HORROR IS OF THE COLD WET FINGERS FLICKING UP YOUR SPINE KIND, YOU'LL WANT TO GIVE THIS TITLE A READ."
-THEPULLBOX.COM
Use the Diamond Code MAY181596
KRAKK
KRAAAKKLL
CHAPTER THREE: HONOR THY MOTHER


THE PENGUIN BROS
Blizzy
Pennington
Alby
Betty
Tori
Pedro
Peggy


IGLOO BARBECUE
PERSEVERENCE
BLAYLOCK'17


IGLOO BARBECUE


Co-Created by
Murs
Album Produced
by Foundation
STARTER


SQUARRIORS
SPRING
VOLUME 1


ANOTHER PRETTY ONE FOR MY COLLECTION
LORD OF GORE
"Lord of Gore" Starring The Headsman
Created by D.B. Stanley – Daniel Leister
Colors by Sean Forney Letters by Crank!
RATED M

ADVISORS

FINAL ADVISOR LIST PENDING APPROVAL / SIGN-OFF FROM ALL PARTIES PRIOR TO LAUNCH!

In addition to our core team's own talents, our network of advisors covers every aspect of the pop culture sphere imaginable. Including but not limited to:

money stuff

We are seeking a funding of $350,000 to $750,000 in order to create a 50% return in two years, with a 5X return over five years.

As a shareholder in PopCultivator, you will own a piece of any rights that the company creates or acquires, and any net revenue generated from that property's licensed products.

We will typically begin each project in the comic book stage, where the stories are crafted and worlds are built. We first secure our publishing pipeline strategy, and build into other areas from there. This can include a mix of brand new content, as well as taking properties from pre-existing comics or other merchandise categories and bringing them into comics. Revenue pipelines include:

- Print Publishing: Comics & Graphic Novels
- Digital Comics: Kindle, comiXology, animated comics, custom apps
- Film / TV / Animation - rights sales, producing, consulting, & creative
- Toys, Statues and Collectibles
- Games - Video games, tabletop and card games
- Apparel - T-shirts, accessories, unique cosplay items
- Special crowdfunding projects
- Exploring freemium models: web comics & social media
- Special Projects: Comic-con exclusives, events, corporate sponsorship and celebrity collaborations, Soundtracks
- The complete sale of property rights to another entity for a cash payout

USE OF FUNDS

The amount of content we produce is directly correlated to how much we raise. An example of our forecast, seen here, shows how $350,000 enables us to produce a consistent flow of four books a month -- a mix of serialized periodicals and original graphic novels.

Upon $350,000 in funding, we estimate using up to $150,000 to "fast track" "phase one properties", many of which are already poised for acquisition. The acquisition of print-ready content reduces the revenue latency by an order of magnitude by providing an immediate pipeline of perennial selling product. Buying them at pre-revenue also enables us to invest at lower cost.

Raising less than $350,000, but more than our minimum enables to run a similar plan, albeit more slowly--i.e., we have to lower our project count. While on paper this works the same, it will be more advantageous if we can spread our bets on multiple properties. Anything over $350,000, but under $750,000 will likely trigger a second raise in 2021, but we will wait for more data before making the determination on the precise timing.

Once comics are created, our publishing pipeline quickly begins to accrue a backlist of collected editions, and book store friendly formats that generate a growing amount of passive income. While building those assets, we also actively seek to license the characters and stories within them into high-end collectible merchandise, tabletop games, proof-of-concept pilot projects for animation and film, and more.

It's at this level that we ask investors to look at the capabilities of the team we've assembled, our amazing list of advisors and partners, and know that we will make smart calls in pursuing these opportunities.

PAYOUTS:

Each year, if the company is profitable, the board will make a determination if and how to allocate profits to cash reserves, investments in new projects or dividend payouts. After year two our goal is to be able to comfortably generate a 10% yield in dividends.

At times, rather than simply licensing the rights to a property, we may option to sell it outright, generating a higher return and opportunity for bonus payouts to our shareholders.

At a certain point, the potential to sell the company at large may become an option, likely to a larger entertainment conglomerate, which is something we are most certainly open to, but for the first year we are focused on generating a strong foundation for the business.

REPORTING:

As a general practice, we will provide financial updates twice a year, with an official annual report executed as legally required. Our GAAP accounting for launch has been certified by a third party firm.

FILM AND TV INDUSTRY

FILM DEVELOPMENT & PRODUCING HISTORY

Within our team's portfolio are more than a dozen different film and television agreements. We are well experienced with Hollywood's inner workings and will be able to maximize each deal.

Partnerships and development deals include 20th Century Fox, MGM Studios, New Line Cinema, DiVide Pictures, Dark Castle Entertainment, Paramount Pictures, Assemble Media, and ABC, and producers/directors/celebrities including Lorenzo DaBonaventura, Michael DeLuca, Milo Ventimiglia, Jack Heller, Malik Yusef, Neil Moritz, Barry Sonnefeld, Joel Silver, Hayden Penatierre, Steven E DeSouza, Marcus Nispel, Tayler Laughtner.

HOW WE BUILD BRANDS



We're building our library using **THREE DEVELOPMENT STRATEGIES**

1) In House Development and Work-for-Hire
We develop properties internally, hiring talent on a work-for-hire basis, retaining 100% ownership and control over the comics and development into licensing and other areas.

2) Acquisitions and Licenses
We identify and invest in un- and under-funded properties that are ripe for comic book adaptation. With the capital to invest and the talent to develop, we can pounce on these opportunities as they present themselves.

3) Co-Development and Funding of Creators
Thousands of independent newcomer and veteran creators are struggling to bring their comics to life. The division of focus between their day jobs and creative passion and the information asymmetry between artists and publishers has created a broken model where everybody loses. PopCultivator will streamline the launch process for artists by offering a helping hand in funding, management and negotiation for a share of ownership and control to develop spin-off merchandise, licenses, multimedia, etc.

TAILOR MADE FOR CREATORS

Our status as a creative studio mixed with veteran "product shippers" gives us a unique perspective, and the ability to create insightful, flexible win-win arrangements with creatives, whether they seek to maintain larger percentages of ownership or simply turn in properties as work-for-hire.

DIVERSITY - IN CONTENT AND CREATORS

CHAMPIONING DIVERSITY, AS PART OF OUR DNA AND FORMULA FOR SUCCESS

The entertainment industry has propagated a myth that minority characters don't resonate with wider audiences. We know this to be patently false and embarrassingly outdated. Notwithstanding the box office success of *Black Panther*, *Spider-Man: Into the Spiderverse* and *Crazy Rich Asians*, Hollywood still needs a massive wake up call. While we don't have specific data on diversity in comic books, *Variety* recently reported that Hispanic audiences, for example, accounts for **23% of movie ticket sales, yet only 6% of the film roles**.

CONSUMER STATISTICS

FILM DEMOGRAPHICS



Other 5%
Latino 18%
Asian 6%
African-American 10%
Caucasian 61%
Population
Other 3%
Latino 23%
Asian 7%
African-American 12%
Caucasian 55%
Ticket Purchases
Other 5%
Latino 6%
Asian 5%
African-American 21%
Caucasian 63%
Film Roles

DOES NOT INDICATE NEGATIVE/POSITIVE CHARACTER TRAITS

23% of the ticket sales among only 18% of the population is BUYING POWER, yet still they are materially underrepresented. This is how disconnected Hollywood is...and comic books have not been much better. So we're going to change that.

Our focus will be on reflecting real communities in our comic-book settings, albeit with a splash of sci-fi, fantasy or horror here and a sprinkle of superhero and cyber-punk there.

We're not here to judge or change the past, but we can move in a positive direction and in a natural way by building a library of diverse characters from the ground up.

PRESS HIGHLIGHTS


rising
YAHOO! FINANCE
ART MEETS POLITICS
ON THE MOVE


North Coast Musc Fest - Chicago
A System of a Down "Wake the Souls" Stadium Tour
- using art from **Operation Nemesis**

WHY NOW? WHY WEFUNDER?

For years comic book publishers and creators alike have called upon angel investors to back new ideas and fund their projects, usually giving up a huge share of control in the process (and often to partners who do not have any direct passion for the business).

Meanwhile fans of comics have been supporting their favorite creators' projects on crowdfunding sites like Kickstarter, awaiting each new volume of exclusive comic swag.

So doesn't is make sense that the next logical evolution of this trend is for those crowdfunding supporters to actually score a piece of those characters for themselves?

EVALUATING RISKS - NOT EVERY PRODUCT WILL BE A HIT

Not everything is a hit upon its initial debut, if ever. *Breaking Bad* didn't take off until Season three and went on to be the one of the most famous series of all time. We will set clear goals of how long to carry each new series forward, and when to review them for renewal or cancellation, based on a series of factors: sales, licensing interest, press coverage, fan engagement, and shareholder votes.

When something is selling just below breakeven, but fans are appearing in cosplay versions of your characters, movie producers are calling, and foreign licensing companies are awaiting more content to offer deals for translation, it's something you want to be able to carry forward. And even when shutting a title down, you want to walk away with a nice collected edition to add to your backlist sales for years to come. As trends and fads change, sometimes books may have been released too ahead of their time.

WE'RE STILL PILOTING THE SHIP

We do want to clarify that this **does not** mean the fans and investors will be creating the comic books. They will be funding our ability to bring the best talent to the table, and to properly compensate the creators we're already working with on projects in mid-stage development.

INVESTOR PERKS

If we may, for a moment, ask you to dream with us. You're an investor and through your connects, you now own a piece of the *Ninja Turtles, Hellboy*, and *The Walking Dead* or (insert dream comic here). You say to yourself, "Ha, I remember before they were this global phenom. I invested when they first debuted on the stands and have been part of the ride ever since." You now attend the biggest comic-cons in the country, while your friends struggled to gain access (*they should have invested like you to get special access).*

You preview the latest comics before they hit stands, and always have a sneak peek at new concepts that may be the next big thing. When the latest film comes to town, your peers are surprised to learn you have special access to the premiere, because *you* actually own a piece of the company that started it all. Like some behind-the-scenes, shadowy Illuminati figure, you have your hands in every corner of comic pop culture. **You are... THE ILLUMINERDI.**



As time goes on and our community grows, we'll be able to focus group new ideas with the crowd and include them in the behind-the-scenes process. If we gather a body of hundreds of comic-reading investors, why not harvest that body of knowledge for everyone's mutual benefit? It's truly exciting to think of the way a company like this can operate.

This built-in fanbase of investors and supporters doesn't just help the success of the publishing, but the entire development process into other media! Studio execs and producers always want to know what the following behind a concept is before they pull the trigger. Sometimes they bank on the concept itself, but having that support of a wide community can make or break a deal.

Top Level Access:

We know that part of the reason anyone wants to own part of a comic book company is for a love of the art itself, and that means getting to see all of these amazing stories be born. As much as possible, we want to include everyone in the editorial process, and be a part of those "Oohs and Ahhs" that reverberate through the office when new art arrives. To include you in conversations with the creators. To give you the first access to all of the rare collectible merchandise we'll be producing. And when possible, share our privileged access to conventions and live events with everyone.

And you can DAMN SURE bet we'll be taking advantage of having a community of investors at comic-cons as an excuse to throw some parties. Not big extravagant parties that blow all of our money - we need that to make comics - but to get everyone together, creators and editorial staff included, to celebrate what we're building. Those are the moments everyone truly loves, and where the best stories are born that you talk about decades later.

Overall, we want to give everyone an experience beyond just being a "bank" and build a mutual win-win relationship that is going to benefit all of us for years to come.

So please, join our crew of investors now, and get in on the ground floor of something we hope to build into a life long, rewarding operation.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We create original comic book characters and stories and develop them into successful series, toys, and products. We're a team of entrepreneurs who built everything from the ground up, and are ready to build a whole new kind of company with the power of fan-based crowdfunding. We have the visions. We have the publishing pipelines. We have the licensing experience. We know how to make sure things ship.

Where will your company be in 5 years?

One of the top producers of original comic book content in the country with licensed merchandise, film and television projects and a vast and deep bench of beloved characters, comic book sales, and special editions.

Why did you choose this idea?

We're a team of creators and company founders who have collectively sold over $150 Million in comic pop culture products. Creating and pop culture are our lives, and we've been fortunate enough to make it into our livelihoods as well. Now we want to include that in the crowdfunding model, bringing together others who share that same passion.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The comic book publishing landscape is evolving. Despite a global pandemic, sales are still booming, yet there is massive disruption and space has opened up for new content. Through shake-ups at their parent companies, Marvel and DC's Superhero titles now account for only 15% of comics sold in the mass market.

Middle grade comic book retailers cannot meet the demand to keep up with recent trends and comics' growing popularity with the youth.

With older skewing comics, the streaming wars have created an insatiable demand for new content, for which they are mining our medium.

Overall, this was a good idea a few years ago, but now, it is simply too good not to do.

How far along are you? What's your biggest obstacle?

We are ready to begin producing on day one.

Our experience in this industry removes the learning curve of a greener, or less diversified team. No matter what, unexpected obstacles arise, but it's rare to encounter those that at least one of us hasn't dealt with.

The biggest challenge in the comic (or any content) creation business, is managing the latency (it takes quite a bit of time) between production and profits on new series, which is where Wefunder and our community of investors comes in.

With that, we can comfortably source and hire talent, manage projects and create the best possible comics. We'll manage the profitability of print series, media distribution and creation of back-list of titles.

Who competes with you? What do you understand that they don't?

There are publishers, content creation studios, and individual creators. But this company brings together veteran creatives and experts covering the full spectrum of comic pop culture. A "Justice League" of its own kind, if you will. Hence, PopCultivator has the turn-key ability to take a concept, from sketchbook doodle to store shelves with zero learning curve.

How will you make money?

We start with the comic book stage and develop from there. Flowing from Print Publishing (Comics & Graphic Novels) and Digital Comics (Kindle, comiXology, animated comics, custom apps) into a variety of other licensed media and products: Film / TV / Animation, Toys, Statues and Collectibles, Games, T-shirts, accessories, unique cosplay items, Special crowdfunding projects, Exploring freemium models: web comics & social media, Special Projects: Comic-con exclusives, events, corporate sponsorship and celebrity collaborations

See our financial model here:
https://www.dropbox.com/s/veksivn9sk4vw2v/Pop%20Cultivator%20Financial%20Model%20-%202020%200801.pdf?dl=0

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Let's be blunt. There are many things you can invest in outside of pop culture and entertainment. If you're investing in any kind of entertainment company, be it comic books or indie films, you're "buying the dream" and should not risk ANY money you cannot risk completely losing.

To mitigate this risk, we spread our resources over a series of properties knowing that while not all will succeed, it is just as unlikely that all will fail. In a way, it's less risky than tech because we can at least make the physical product whereas in tech, it sometimes never comes to fruition even after years of R and D (sorry Theranos).

The comic book industry is also doing extremely well, and has diversified itself, contributing to a longer term resilience. In unlikely downturn, though, the team would shift more resources to product-focus, crowdfunding and conventions.

Our team is small, of course, and the unexpected absence of any key member would most certainly be disruptive. The creator of the PopCultivator concept, Josh Blaylock, is a vital figure into pushing forth the vision of the company.

And while we cannot prevent recessions, such as the current downturn brought on by Covid-19, the comics industry has weathered several and our confidence remains high here, too. The industry often sees increases in activity and revenue during economic downturns, be it for its affordability or escapism, and it has seemed to be the case in recent months.